EXHIBIT 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER 2011

The following management’s discussion and analysis (“MD&A”), which is dated as of August 12, 2011, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company”) as at and for the three and six month periods ended June 30, 2011, as well as future prospects of the Company.  This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2011 (the “Second Quarter Financial Statements”), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2010.  All dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged principally in the exploration of gold properties.  The Company’s main exploration focus is in the Orientale and North Kivu provinces of the DRC where the Company holds or controls rights under 68 exploration permits, directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option agreements with the holders of the permits.

During the first six months of 2011 and up to the date of this MD&A, the Company carried out exploration activities at its Ngayu and North Kivu projects.  Exploration consisted of gridding, mapping, soil, stream (including BLEG surveys) and rock geochemical sampling as well as core drilling within the Ngayu exploration permit areas.

In a press release dated May 16, 2011, the Company announced further high grade drilling results at the Company's Makapela prospect, Ngayu gold project, northeastern DRC.  Exploration at Makapela is focusing on a quartz vein system being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 meters and 290 meters in length, located along a strike of 2.2 kilometers.  Soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.

During the period, a regional BLEG (Bulk Leach Extractable Gold) geochemical stream sediment survey was completed over the Ngayu exploration permit areas with the collection of 418 samples. Sampling was undertaken as part of the Technical Services Agreement with Newmont Mining Corporation of Canada Limited. The results from this survey will assist in prioritizing prospective areas for follow up.

Ongoing gridding, soil and rock sampling is continuing on the Manguredjipa prospect area in the North Kivu project

On April 27, 2011, the Company announced that its common shares have been authorized for listing on the NYSE Amex in New York. The Company's registration statement filed with the United States Securities and Exchange Commission is now effective and the shares of the Company commenced trading on the NYSE Amex on April 27, 2011 under the trading symbol "LON". The Company retained its primary listing on the TSX Venture Exchange under the trading symbol "LN".

In a press release dated March 29, 2011, the Company announced further drilling results fromthe Company’s Makapela and Yindi prospects at the Ngayu project.

In February 2011, the Company completed concurrent brokered and non-brokered privateplacement equity financings. Pursuant to a “bought deal” private placement financingconducted by GMP Securities L.P. as lead underwriter, together with Comark Securities Inc.and Raymond James Ltd., the Company issued 8,500,000 common shares of the Company at aprice of Cdn$2.35 per share, resulting in aggregate gross proceeds of Cdn$19,975,000. TheCompany also issued, by way of non-brokered private placement, to Newmont MiningCorporation of Canada Limited, 1,700,000 common shares of the Company at a price ofCdn$2.35 per share for aggregate proceeds of Cdn$3,995,000.

In a press release dated January 6, 2011, the Company announced further drilling results fromthe Company’s Makapela and Yindi prospects at the Ngayu project.

Qualified Person

Peter N. Cowley, F.I.M.M.M, the Company’s President and Chief Executive Officer, is the "qualified person" (as such term is defined in National Instrument 43-101) responsible for the technical information in this MD&A.

Results of Operations

For the three and six-month periods ended June 30, 2011, the Company reported a net loss of $490,583 and $2,629,429, respectively, compared to net income of $1,312,170 and 446,770 for the same respective periods in 2010. Significant changes in expenses occurred during the three and six month periods ended June 30, 2011 in the expense categories described below as compared to the three and six month periods ended June 30, 2010:

Consulting, management and professional fees
Consulting, management and professional fees increased to $890,576 during the six months ended June 30, 2011 from $431,702 incurred during the comparative period of 2010. The increase in this category was mainly due to an amount of $648,331 incurred with respect to consulting fees during the second quarter of 2011 in connection with the Company’s strategic planning and other corporate advice. This amount included $542,762 representing the fair value of stock options granted to consultants under the Company’s Stock Option Plan. During the first half of 2011, management fees amounted to $67,416 compared to $ 90,006 incurred for the same period in 2010. Professional fees, which were mainly legal, audit and accounting fees, increased to $190,188 during the first half of 2011 from $103,812 for the corresponding period in 2010, mainly related to higher accounting-related fees with respect to the Company’s transition to International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Legal expenses were incurred in relation to the Company’s general corporate activities, including compliance with securities regulatory requirements.

Travel and promotion
The Company incurred travel and promotion expenses of $43,572 and $180,341 respectively, during the three and six month periods ended June 30, 2011 compared to $47,564 and $118,936 for the respective corresponding periods in 2010, due to increased visits to the Company's projects in the DRC, as well as corporate travel costs in relation to the Company’s shareholder relations and business promotion activities, particularly during the first quarter of 2011.

Employee benefits
The Company employee benefits expense increased to $202,832 and $386,242 respectively during the three and six month-periods ended June 30, 2011 compared to $105,031 and  $201,893 recorded during the respective three and six month periods ended June 30, 2010, as a result of additional employees hired during 2011.

Office and sundry
Office and sundry expenses, increased to $97,775 during the second quarter of 2011 compared to $9,521 for the second quarter of 2010, mainly due to increased rent and other office expenses as a result of new office space leased for the head office.  During the six month period ended June 30, 2011, office and sundry expenses, which included items such as rent, filing fees, insurance, communication costs as well as government fees and taxes, amounted to $183,075 compared to $35,002 for the six month period ended June 30, 2010.

Loss (gain) on derivative financial instruments
A fair value adjustment loss of $297,797 was recorded for the six month period ended June 30, 2011, compared to a gain of $1,961,285 recorded during the six month period ended June 30, 2010, representing the change in the fair market value of the Company’s outstanding Canadian dollar denominated common share purchase warrants classified as derivative instruments in the consolidated statements of financial position. For the three month period ended June 30, 2011, the Company recorded a fair value adjustment gain of $455,565 compared to a gain of $2,222,850 for the corresponding period in 2010.

Foreign exchange gain (loss)
The Company recorded a foreign exchange gain of $74,811 during the second quarter of 2011, compared to a foreign exchange loss of $223,852 recorded during the second quarter of 2010.  For the six month period ended June 30, 2011, foreign exchange gain amounted to $341,886, compared to a foreign exchange gain of $27,119 recorded during the corresponding period in 2010.  Variations in the foreign exchange amounts for the three and six month periods ended June 30, 2011 compared to the corresponding periods in 2010 were due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Share-based payment expense
The fair value of employee share-based payment expenses recorded during the six month period ended June 30, 2011 increased to $1,084,213 from $764,591 recorded during the corresponding period in 2010. This increase is related to share-based compensation issued to employees, directors and officers of the Company.  Share-based payment expenses recorded during the second quarter of 2011 amounted to $527,374 compared to $298,236 for the second quarter of 2010.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of fiscal 2011.  Only the financial information for the first and second quarters of 2011 and 2010 have been prepared in accordance International Accounting Standard (“IAS”) 34 Interim Financial Reporting using accounting policies consistent with IFRS issued by the International Accounting Standards Board. (“IASB”). The remaining quarters are reported in accordance with Canadian generally accepted accounting principles. The Company’s presentation and functional currency is the United States dollar.

	2011	2011	2010	2010
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net loss	$(490,583)	$(2,138,846)	$(1,576,780)	$(357,227)
Net loss per share	$(0.01)	$(0.04)	$(0.04)	$(0.01)
	2010	2010	2009	2009
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Total revenue	$-	$-	$64	$-
Net income (loss)	$1,312,170	$(865,400)	$(508,862)	$(179,265)
Net earnings (loss) per share	$0.03	$(0.02)	$(0.02)	$(0.01)

The Company’s net loss for the second quarter of 2011 decreased to $490,583 from $2,138,846 incurred during the first quarter of 2011 mainly due to the recording of a $455,565 gain on derivative financial instruments compared to a fair value adjustment loss of $753,362 recorded during the first quarter of 2011. In addition, the second quarter 2011 net loss was significantly impacted by decreased consulting, management and professional fees of $174,414 incurred during the second quarter 2011 compared to $716,162 recorded during the first quarter of 2011.  The Company’s net loss for the first quarter of 2011 increased to $2,138,846 from $1,576,780 incurred during the fourth quarter of 2010 mainly due to the recording during the first quarter of 2011 of the fair value adjustment expense of $753,362. The Company’s net loss during the fourth quarter of 2010 of $1,576,780 was $1,219,553 higher than the net loss recorded in the third quarter of 2010.  This was mainly due to an impairment of $957,318 related to the Bas Congo project.  In addition, there was an increase in salary expenses of $169,158 recorded in the fourth quarter with respect to year-end bonuses paid to employees, an increase in professional fees of $84,290 and a decrease in foreign exchange gain of $53,375.  The Company’s net loss of $357,227 recorded in the third quarter of 2010 was significantly lower than the income of $1,312,170 incurred in the second quarter of 2010.  This increase was due in part to a gain on derivative financial instruments of $2,222,850 in the second quarter of 2010. The Company’s net loss in the first quarter of 2010 was $865,400. This $356,538 increase in the loss compared to the loss recorded during the fourth quarter of 2009 was primarily due to a foreign exchange loss of $250,971 recorded during the first quarter of 2010, compared to a foreign exchange gain of $10,226 recorded during the fourth quarter of 2009.  The Company’s net loss in the fourth quarter of 2009 was $329,597 higher than the net loss recorded in the third quarter of 2009.  This increase was mainly due to stock option expense of $197,654, an increase in professional fees of $93,955 and the payment of $49,275 in salaries during the fourth quarter of 2009.

Liquidity and Capital Resources

The Company relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

As at June 30, 2011, the Company had cash and cash equivalents of $24,822,184 and working capital of $24,247,602 compared to cash and cash equivalents of $10,449,774 and working capital of $9,823,378 as at December 31, 2010. The Company’s liquidity position was significantly improved during the first quarter of 2011 as the Company completed financings involving the issuance of an aggregate of 10,200,000 common shares of the Company at a price of Cdn$2.35 per share for gross proceeds of Cdn$23,970,000.

During the three and six month periods ended June 30, 2011, the Company incurred cash exploration and evaluation expenditures of $3,843,444 and $7,705,722, respectively (comparative periods in 2010 - $1,755,315 and $2,421,325) to advance its projects in the DRC.  A breakdown of these exploration expenditures is presented below under “Exploration and Evaluation Expenditures”.

The Company’s cash position at June 30, 2011 is sufficient to fund its proposed exploration program and corporate overhead until the second or third quarter of 2012. The Company will need to raise additional funds to meet its financial obligations and to continue its exploration programs in 2012 and beyond. There is no assurance that such financing will be available on acceptable terms, if at all.

Contractual Obligations

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal.  There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease committments as at June 30, 2011 are as follows:

2011	$ 203,585
$ 203,585

Included in commitments is $130,400, which relates to a minimum purchase obligation of helicopter services in the Congo.

Exploration and Evaluation Expenditures

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during the six month period ended June 30, 2010:

	Bas Congo Project	North Kivu Project	Ngayu Project	Total
Balance 12/31/2009	$865,971	$4,021,074	$106,800	$4,993,845
Field camps	805	22,132	161,004	183,941
Geochemistry	188	41,698	75,517	117,403
Geology	833	54,412	14,133	69,378
Drilling	-	-	51,450	51,450
Helicopter	-	73,978	417,677	491,655
Professional fees	7,577	7,577	7,577	22,731
Business promotion	2,033	19,167	94,408	115,608
Travel	-	53,179	155,438	208,617
Office and sundry	-	73,284	161,222	234,506
Interest and bank charges	2,874	5,629	8,619	17,122
Consulting fees	19,920	63,580	39,490	122,990
Salaries	-	214,642	478,471	693,113
Stock based compensation	-	-	393,609	393,609
Amortization	-	9,920	34,369	44,289
Other	4,036	27,139	61,636	92,811
Subtotal	38,266	6665,337	2,154,620	2,859,223
Balance 06/30/2010	$904,237	$4,687,411	$2,261,420	$7,853,068

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during the six month period ended June 30, 2011:

	Bas Congo Project	North Kivu Project	Ngayu Project	Total
Balance 12/31/2010	$-	$5,529,725	$7,128,067	$12,657,792

Field camps	-	75,321	768,890	844,211
Geochemistry	-	12,771	114,855	127,626
Geology	-	7,369	33,767	41,136
Drilling	-	3,518	1,809,650	1,813,168
Remote and sensing	-	-	45,138	45,138
Helicopter	-	17,903	1,979,077	1,996,980
Professional fees	-	18,011	677	18,688
Business promotion	-	25,978	168,177	194,155
Travel	-	67,585	200,497	268,082
Office and sundry	-	178,351	313,001	491,352
Interest and bank charges	-	19,764	36,096	55,860
Consulting fees	-	75,150	24,500	99,650
Salaries	-	266,445	1,131,411	1,397,856
Stock based compensation	-	-	450,637	450,637
Amortization	-	18,343	100,345	118,688
Other	-	75,872	273,341	349,213
Subtotal	-	862,381	7,450,059	8,312,440
Balance 06/30/2011	-	$6,392,106	$14,578,126	$20,970,232

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 12, 2011, the Company had outstanding 58,025,738 common shares, 3,840,247 common share purchase warrants (exercisable at a price of Cdn$1.45 per share until February 2012), 1,000,000 common share purchase warrants (exercisable at a price of Cdn$2.30 per share until December 2012), 5,025,000 stock options to purchase common shares, 510,000 broker warrants (which were granted to the underwriters as part of the consideration for their services under the 2011 brokered private placement financing and are exercisable at a price of Cdn$2.35 per share until February 2013) and 47,998 compensation options (which were granted to the agents as part of the consideration for their services under the 2010 brokered private placement financing).  Each such compensation option entitles the holder to purchase one unit of the Company (an "Agents' Unit") at a price of Cdn$1.35 until February 2012.  The Agents' Units have the same terms as the units issued under the 2010 brokered private placement financing except that the warrants comprising part of the Agents' Units are non-transferable.

Related Party Transactions

a)	Key Management Personnel
The Company’s related parties include key management.  Key management includes directors (executive and non-executive) and the Chief Financial Officer.  The remuneration of the key management of the Company as defined above, during the three and six months ended June 30, 2011 and 2010 was as follows:

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Salaries	$181,662	$124,220	$347,900	$286,327
Employee retention allowance	$12,761	$-	$23,009	$-
Share-based payments	$335,943	$-	$651,355	$15,426
	$530,366	$124,220	$1,022,264	$301,753

b)	Other related parties
As at June 30, 2011, an amount of $124,365 was due to related companies with common directors related to common expenses in the DRC (December 31, 2010 - $118,765). In addition, as at June 30, 2011, an amount of $nil was due from a company with common directors (December 31, 2010 - $165,753).

New Pronouncements Adopted

June 30, 2011 is the Company’s second reporting period under IFRS. Accounting standards effective for periods beginning on January 1, 2011 have been adopted as part of the transition to IFRS.

Transition to IFRS

IFRS 1, First Time Adoption of IFRS, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS consolidated statements of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with previous Canadian GAAP. The IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS are as follows:

i)           Business Combinations

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and that vest before the transition date. As a result of applying this exemption, the Company will apply the provisions of IFRS 2 to all outstanding equity instruments that are unvested prior to the date of transition to IFRS.

ii)           Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and that vest before the transition date. As a result of applying this exemption, the Company will apply the provisions of IFRS 2 to all outstanding equity instruments that are unvested prior to the date of transition to IFRS.

iii)           Estimates

The estimates previously made by the Company under Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error.  As a result, the Company has not used hindsight to create or revise estimates.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s consolidated statements of financial position and statements of operations and comprehensive income (loss). The statement of comprehensive income (loss) has been changed to comply with IAS 1 Presentation of Financial Statements. The Canadian GAAP consolidated balance sheets as at January 1, 2010 and December 31, 2010, the consolidated statements of operations and comprehensive income (loss) for the three and six month periods ended June 30, 2010 as well as the consolidated statement of cash flows for the three and six month periods ended June 30, 2010 have been reconciled to IFRS, with a summary of the most significant changes in policy as follows:

a)	Share-Based Payments

Under IFRS 2 Share-Based Payments, each tranche of an award with different graded vesting are accounted for as separate awards and the resulting fair value is amortized over the vesting period of the respective tranches.  Under Canadian GAAP, the Company was accounting for these as a single award. In addition, under IFRS 2, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.  Under Canadian GAAP, forfeitures were recognized as they occurred.

The impact of adjustments related to share-based payments on the Company’s consolidated statements of financial position is as follows:

	December 31, 2010	June 30, 2010	January 1, 2010
	$	$	$
Exploration and evaluation	216,021	187,858	39,443
	216,021	187,858	39,443

Contributed surplus	417,770	456,946	281,237
Deficit	(201,749)	(269,088)	(241,794)
	216,021	187,858	39,443

b)	Common Share Purchase Warrants

Under Canadian GAAP, the Company accounted for its Cdn$ denominated common share purchase warrants as equity instruments measured at their historical cost.  Under IFRS, warrants issued with exercise prices denominated in currencies other than the Company’s functional currency are considered derivative instruments and have been reclassified as liabilities measured at fair value.  On initial recognition and at each subsequent reporting date the derivatives are adjusted to fair value and changes in fair value are recognized in the consolidated statement of comprehensive income (loss).

The impact of adjustments related to the common share purchase warrants on the Company’s consolidated statements of financial position is as follows:

	December 31, 2010	June 30, 2010	January 1, 2010
	$	$	$
Common share purchase warrants	6,006,322	3,277,041	-
	6,006,322	3,277,041	-

Share capital	(3,600,465)	(5,238,326)	-
Deficit	(2,405,857)	1,961,285	-
	(6,006,322)	(3,277,041)	-

c)	Mineral Properties

Mineral properties as reported under Canadian GAAP have been classified into exploration and evaluation assets under IFRS. There was no impact on the statement of comprehensive income (loss).

Recent Pronouncements Issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”).  IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

A revised version of IAS 24 Related party disclosures (“IAS 24”) was issued by the IASB on November 4, 2009. IAS 24 requires entities to disclose in their consolidated financial statements information about transactions with related parties.  Generally, two parties are related to each other if one party controls, or significantly influences, the other party.  IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard.  The revised standard is effective for annual periods beginning on or after January 1, 2011.  The adoption of this issuance did not have a significant impact on the Company’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRS that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 7 Financial instruments: disclosures (“IFRS 7”) The Accounting Standards Board ("AcSB") approved the incorporation of the IASB's amendments to IFRS 7 Financial Instruments: Disclosures and the related amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards into Part I of the Handbook.  These amendments were made to Part I in January 2011 and are effective for annual periods beginning on or after July 1, 2011.  Earlier application is permitted.  The amendments relate to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position.  The Company is currently evaluating the impact of IFRS 7 on its consolidated financial statements.

An amendment to IAS 1, Presentation of financial statements (IAS 1) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income (loss) that would be reclassified to profit or loss in the future, such as foreign currency differences on disposal of a foreign operation, if certain conditions are met from those that would never be reclassified to profit or loss. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

IAS 27, Separate financial statements (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements

IAS 28, Investments in associates and joint ventures (IAS 28) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements included the following:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability,

including any related interest charges, taking into account the risks and uncertainties surrounding the obligation.  In addition, contingencies will only be resolved when one or more future events occur or fail to occur.  Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.  Estimates and assumptions made may change if new information becomes available.  If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income (loss) during the period the new information becomes available.

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts.  The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance.  Changes in such estimates could impact recoverable values of these assets.  Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  Under IFRS, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.  Under IFRS, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

Common share purchase warrants

The Company measures the cost of common share purchase warrants by reference to the fair value of the liability at the date at which they are granted. Estimating fair value for common share purchase warrants requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrant, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for common share purchase warrants are disclosed in Note 7b of the Second Quarter Financial Statements.

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The statement of financial position carrying amounts for cash and cash equivalents, advances  receivable, accounts payable, accrued liabilities, balances due to/from related parties and the employee retention allowance approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results.  A portion of the Company’s transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income (loss).  The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.  See Note 11(c) of the Second Quarter Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist of cash and cash equivalents.  All cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures that there is sufficient cash to meet its liabilities when they are due.  Temporary surplus funds of the Company are invested in cash equivalents.  The Company arranges the portfolio so that securities mature approximately when funds are needed.  The key to success in managing liquidity is the degree of certainty in the cash flow projections.  If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC.  The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements.  In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.  It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict.  Physical and institutional infrastructure throughout the DRC is in a debilitated condition.  The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles.  There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations.  The DRC continues to experience instability in parts of the country due to certain militia and criminal elements.  While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.  In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore.  The Company currently operates at a loss and does not generate any revenue from its mineral properties.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted.  As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During the three and six month periods ended June 30, 2011, the Company recorded foreign exchange gains of $74,811 and $341,886, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.